

TERRA INCOME FUND 6

805 Third Avenue, 8th Floor
New York, New York 10022
(212) 753-5100

*www.terrafund6.com*

April 17, 2018

***VIA EDGAR***

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Terra Income Fund 6, Inc. (File No. 814-01136)

Ladies and Gentlemen:

On behalf of Terra Income Fund 6, Inc. (the "***Company***"), the following items are enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "***1940 Act***"):

1. a copy of the fidelity bond covering the Company (the "***Bond***"), for which the premium was paid for the period beginning March 26, 2018 and ending March 26, 2019; and

2. a copy of the resolutions approved at the February 8, 2018 meeting of the board of directors of the Company, at which a majority of the directors of the Company who are not "interested persons" as defined under Section 2(a)(19) of the 1940 Act approved the issuance of the Bond.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 753-5100.

Sincerely,

/s/ GREGORY M. PINKUS

Gregory M. Pinkus
*Chief Financial Officer, Chief Operations Officer, Treasurer and Secretary*

**RESOLUTIONS APPROVED AT THE FEBRUARY 8, 2018 MEETING OFTHE BOARD OF DIRECTORS**

*Approval of Renewal of Fidelity Bond and Filing of Form 40-17G*

**WHEREAS,** Section 17(g) of the 1940 Act and Rule 17g-1(a) promulgated thereunder require an investment company, such as the Company, to provide and maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "*covered person*");

**WHEREAS,** Rule 17g-1 promulgated under the 1940 Act ("*Rule 17g-1*") specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "single insured bond"), or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1;

**WHEREAS,** Rule 17g-1 requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company;

**WHEREAS,** under Rule 17g-l, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

**WHEREAS,** the Board has considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and has agreed that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Great American Insurance Company with an aggregate coverage in the amount of $6,000,000 would be appropriate;

**WHEREAS,** the Independent Directors of the Company have considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and have agreed that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Great American Insurance Company with an aggregate coverage in the amount of $6,000,000 would be appropriate; and

**WHEREAS,** the Board has received a copy of the draft single insured bond which provides bond coverage for the officers and employees of the Company in substantially the form attached as Exhibit F (the "*Fidelity Bond*").

**NOW, THEREFORE, BE IT RESOLVED,** that the execution and delivery of the Fidelity Bond by the Authorized Officers of the Company is hereby ratified, confirmed and approved by the Board, including a majority of the Independent Directors; and

**FURTHER RESOLVED,** that the Chief Compliance Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1.



# Your Great American Insurance Policy

GREAT AMERICAN INSURANCE GROUP

Fidelity / Crime

CrimeInsurance.com



There are over **3,000** property and casualty insurance companies in the United States.

Only **50** are included on the Ward's 50 List for safety, consistency and performance.

Only **5** have been rated "A" or better by A.M. Best for over 100 years.

Only **2** are on both lists.

Great American Insurance Company is **1** of the two.

The numbers tell the story.

GREAT AMERICAN INSURANCE GROUP

GreatAmericanInsuranceGroup.com

Source: Ward Group®, 2014 Ward's 50 Property and Casualty Companies, and A.M. Best®. Great American Insurance Company is rated "A+"(Superior) by A.M. Best® as of March 20, 2015. 0790FIC-B (4/15)

**IMPORTANT  NOTICE**
**FIDELITY  CRIME  DIVISION  CLAIMS**

**Should  this  account  have  a  potential  claim  situation,  please  contact:**

**Fidelity  &  Crime  Claims  Department**
**Great  American  Insurance  Group**
**Five  Waterside  Crossing**
**Windsor,  CT  06095**

**(860)  298-7330**
**(860)  688-8188  fax**

**CrimeClaims@gaig.com**

# FINANCIAL INSTITUTION BOND
## Standard Form No. 15, Revised to May, 2011

**Bond No.**    FS 4002460 03 00

## GREAT AMERICAN INSURANCE COMPANY
(Herein called Underwriter)

## DECLARATIONS

**Item 1.**    Name of Insured (herein called Insured):
Terra Capital Partners, LLC

Principal Address:
805 Third Avenue
8th Floor
New York, NY 10022

**Item 2.**    Bond Period: from 12:01 a.m. on 03/26/2018 to 12:01 a.m. on 03/26/2019
(month, day, year)        (month, day, year)

**Item 3.**    The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be
$ 6,000,000

**Item 4.**    Subject to Sections **4.** and **12.** hereof,

the Single Loss Limit of Liability applicable to each of Insuring Agreements **(A)**, **(B)**, **(C)** and **(F)** is
$ 3,000,000

and the Single Loss Deductible applicable to each of Insuring Agreements **(A)**, **(B)**, **(C)** and **(F)** is
$ 25,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

| Amount applicable to: | Single Loss Limit of Liability | | Single Loss Deductible | |
|---|---|---|---|---|
| Insuring Agreement **(D)** - **FORGERY OR ALTERATION** | $ | 3,000,000 | $ | 25,000 |
| Insuring Agreement **(E)** - **SECURITIES** | $ | 3,000,000 | $ | 25,000 |
| Optional Insuring Agreements and Coverages: | | | | |
| Audit Expense | $ | 50,000 | $ | 5,000 |
| Computer Systems Fraud | $ | 3,000,000 | $ | 25,000 |
| Destruction of Data or Programs by Hacker | $ | 3,000,000 | $ | 25,000 |
| Destruction of Data or Programs by Virus | $ | 3,000,000 | $ | 25,000 |
| Fraudulent Transfer Instructions | $ | 3,000,000 | $ | 25,000 |
| Investigative Claims Expense | $ | 50,000 | $ | 5,000 |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

**Item 5.** The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise. See Form FI 88 01 (10/11).

**Item 6.** The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section **12.** is: $ 6,250

**Item 7.** For the purposes of Insuring Agreement **(B)**, Property lodged or deposited in the following offices and premises is not covered:

N/A

**Item 8.** The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)

FS 4002460 02

Such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

## INSURING AGREEMENTS

### FIDELITY

**(A)** Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

    **(1)** to cause the Insured to sustain such loss; and

    **(2)** to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured's loss results directly or indirectly from Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2,500.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

### ON PREMISES

**(B)(1)** Loss of items enumerated in the definition of Property resulting directly from:

    **(a)** robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

**(b)** theft or false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered.

while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in **Item 7.** of the Declarations.

**(2)** Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, provided that

**(a)** the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

**(b)** the loss is not caused by fire.

## IN TRANSIT

**(C)** Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

**(1)** a Messenger, or

**(2)** a Transportation Company and being transported in an armored motor vehicle, or

**(3)** a Transportation Company and being physically (not electronically) transported other than in an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

**(a)** Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

**(b)** Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

**(c)** Negotiable Instruments not payable to bearer, and either not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

## FORGERY OR ALTERATION

**(D)** Loss resulting directly from Forgery or alteration of, on or in any Negotiable Instruments (except an Evidence of Debt), made or drawn by or drawn upon the Insured, or made or drawn by one acting as agent of the Insured, or purporting to have been made as herein before set forth, but only to the extent the Forgery or alteration causes the loss.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

## SECURITIES

**(E)** Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered or given value, extended credit or assumed liability, in reliance on, any Written, Original:

    **(a)** Certificated Security,

    **(b)** Document of Title,

    **(c)** deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

    **(d)** Certificate of Origin or Title,

    **(e)** Certificate of Deposit

    **(f)** Evidence of Debt,

    **(g)** corporate, partnership or personal Guarantee, or

    **(h)** Security Agreement

which

    **(i)** bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or

    **(ii)** is altered, but only to the extent the Forgery or alteration causes the loss, or

    **(iii)** is lost or stolen; or

(2) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance any item listed in **(a)** through **(e)** above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in **(a)** through **(g)** above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

## COUNTERFEIT MONEY

**(F)** Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

## GENERAL AGREEMENTS

### ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE

**A.** If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) has occurred or will occur in offices or premises,

(2) has been caused or will be caused by an employee or employees of such institution , or

(3) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall:

(i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action,

(ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

## CHANGE OF OWNERSHIP - NOTICE

B. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer of ownership interest.

## REPRESENTATION OF INSURED

C. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

## JOINT INSUREDS

D. Only the first named Insured can submit a claim under this bond and shall act for all insureds. Payment by the Underwriter to the first named Insured of loss sustained by any insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any insured shall constitute knowledge or discovery by all insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one insured.

## NOTICE OF LEGAL PROCEEDINGS
## AGAINST INSURED - ELECTION TO DEFEND

E. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in Subsection **(a)** of Section **5.** of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, Subsections **(b)** and **(d)** of Section **5.** of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to Subsection **(e)** of Section **5.**, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

## INSURED'S ERISA PLANS

**F.** If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement **(A)** only and subject, in addition to all other terms and conditions of this bond, to the following:

**(1)** the deductible required by Section **12.** of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

**(a)** the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or

**(b)** the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA;

**(2)** notwithstanding Section **3.** of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

**(3)** if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

## CONDITIONS AND LIMITATIONS

### DEFINITIONS

Section **1.** As used in this bond:

**(a) Certificate of Deposit** means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

**(b) Certificate of Origin or Title** means a Written document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

**(c) Certificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    **(1)** represented by a Written instrument issued in bearer or registered form;

    **(2)** of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

    **(3)** either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

**(d) Change in Control** means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

**(e) Counterfeit** means a Written imitation of an actual, valid Original which is intended to deceive and to be taken as the Original.

**(f) Document of Title** means a Written bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other Written document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession which are either identified or are fungible portions of an identified mass.

**(g) Employee** means

    **(1)** a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and

        **(i)** whom the Insured directly compensates by wages, salaries or commissions, or

        **(ii)** who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

    **(2)** a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in **(g)(1)** above, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured; and

    **(3)** an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the institution at the time of the merger or consolidation.

**(h) Evidence of Debt** means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

**(i) Forgery** means:

    **(1)** affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive or

    **(2)** affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

**(j) Guarantee** means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

**(k) Letter of Credit** means a Written engagement in writing by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

**(l) Loan** means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

**(m) Messenger** means an Employee while in possession of the Insured's Property away from the Insured's premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

**(n) Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

**(o) Negotiable Instrument** means any writing:

    **(1)** signed by the maker or drawer;

    **(2)** containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

    **(3)** payable on demand or at a definite time; and

    **(4)** payable to order or bearer.

**(p) Original** means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

**(q) Property** means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Evidences of Debt, Security Agreements, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, and books of account and other records whether recorded in Written form or stored on any tangible media, (which are collectively the enumerated items of Property), and tangible items or personal property which are not hereinbefore enumerated.

**(r) Security Agreement** means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

**(s) Transportation Company** means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

**(t) Written** means expressed through letters or marks placed upon paper and visible to the eye.

## EXCLUSIONS

Section **2.** This bond does not cover:

**(a)** loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements **(A), (D)** or **(E)**;

**(b)** under Insuring Agreement **(D)**, loss resulting from Forgery or alteration of or on a Negotiable Instrument issued by the Insured in reliance upon a forged or altered Evidence of Debt;

**(c)** loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement **(C)**, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

**(d)** loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

**(e)** loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement **(A)**;

**(f)** loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements **(A)** or **(E)**;

**(g)** loss of Property while

    **(1)** in the mail,

    **(2)** in the custody of any Transportation Company, unless covered under Insuring Agreement **(C)**, or

    **(3)** on the premises of any Messenger or Transportation Company,

    except when covered under Insuring Agreement **(A)**;

**(h)** loss caused by an Employee, except when covered under Insuring Agreement **(A)** or when covered under Insuring Agreement **(B)** or **(C)** and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

**(i)** loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements **(D)** or **(E)**;

**(j)** loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, or other cards except when covered under Insuring Agreement **(A)**;

(k) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(l) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages, involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of

  (1) kidnapping,

  (2) payment of ransom,

  (3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

  (4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property,

  except when covered under Insuring Agreement (A);

(n) indirect or consequential loss of any nature, including, but not limited to, fines, penalties, multiple or punitive damages;

(o) loss resulting from any violation by the Insured or by any Employee:

  (1) of any law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

  (2) of any rule or regulation made pursuant to any such law,

  unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(p) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(q) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(r) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(s) loss, or that part of any loss, as the case may be, the proof of which, either as to its factual existence or as to its amount, is dependent upon an inventory computation or a profit and loss computation;

(t) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(u) all fees, costs and expenses incurred by the Insured:

  (1) in establishing the existence of or amount of loss covered under this bond, or

  (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement **(A)**, against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained;

(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property except when covered under Insuring Agreements **(A)** or **(B)(2)**;

(y) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property.

## DISCOVERY

Section **3.**

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

## LIMIT OF LIABILITY

Section **4.**

### Aggregate Limit Of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in **Item 2.** of the Declarations shall not exceed the Aggregate Limit of Liability shown in **Item 3.** of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

**(b)** the Underwriter shall have no obligation under General Agreement **E.** to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the bond period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

## Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in **Item 4.** of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

## Single Loss Defined

**Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement **E.**, resulting from

**(a)** any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

**(b)** any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

**(c)** all acts or omissions other than those specified in **(a)** and **(b)** preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

**(d)** any one casualty or event not specified in **(a), (b)** or **(c)** preceding.

### NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section **5.**

**(a)** At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

**(b)** Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

**(c)** Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

**(d)** Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

**(e)** If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

**(f)** This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

## VALUATION

Section **6.**

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a Loan, any interest or fees received by the Insured in connection with the Loan shall be such a credit.

### Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

### Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

### Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media,  plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

### Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement **(B)(2)**, the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement **(B)(2)**. The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

### Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement **(A)**.

## ASSIGNMENT - SUBROGATION - RECOVERY

Section **7.**

**(a)** In the event of payment, under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

**(b)** In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefore against any person or entity to the extent of such payment.

**(c)** Recoveries, whether effected by the Underwriter or by the Insured, shall be applied, net of the expense of such recovery, first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section **6.** or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

**(d)** The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

## COOPERATION

Section **8.**

Upon the Underwriter's request and at reasonable times and places designated by the Underwriter, the Insured shall:

**(a)** submit to examination by the Underwriter and subscribe to the same under oath;

**(b)** produce for the Underwriter's examination all pertinent records; and

**(c)** cooperate with the Underwriter in all matters pertaining to any claim or loss.

## ANTI-BUNDLING

Section **9.**

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

## OTHER INSURANCE OR INDEMNITY

Section **10.**

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion **(x)** or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

## COVERED PROPERTY

Section **11.**

This bond shall apply to loss of Property **(a)** owned by the Insured, **(b)** held by the Insured in any capacity, or **(c)** owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

## DEDUCTIBLE AMOUNT

Section **12.**

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section **4.**, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in **Item 6.** of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

## TERMINATION OR CANCELATION

Section **13.**

This bond terminates as an entirety upon occurrence of any of the following:

**(a)** 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond,

**(b)** immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond,

**(c)** immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials,

**(d)** immediately upon a Change in Control of the first named Insured

**(e)** immediately upon exhaustion of the Aggregate Limit of Liability, or

**(f)** immediately upon expiration of the Bond Period as set forth in **Item 2.** of the Declarations.

If there is a Change in Control of an insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee **(a)** as soon as any insured, or any director or officer of an insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement **(A)**, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or **(b)** 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any insured terminates liability for any loss sustained by such insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, terminates liability for any loss caused by a fraudulent or dishonesty act committed by such person after the date of such termination.

## FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

| Form No. / Edition | | Date Added * or Date Deleted | Form Description | Rider No. (if applicable) |
|---|---|---|---|---|
| TSB5867b | 05-11 | | Financial Institution Bond No. 15 | |
| SR6180d | 07-09 | | New York Statutory Rider/Endorsement | |
| SR6196 | 12-93 | | Computer Systems Fraud Insuring Agreement | |
| SR6319 | 07-13 | | Amend Exclusions | |
| SR6333 | 07-17 | | Rider | |
| FI7311 | 08-15 | | Omnibus Named Insured | 1 |
| FI7319 | 08-15 | | Investigative Claims Expense | 2 |
| FI7343 | 08-15 | | Joint Insured List | 3 |
| FI7353 | 09-16 | | Fraudulent Transfer Instructions | 4 |
| FI7354 | 08-16 | | Revision To Insuring Agreement A | 5 |
| FI7357 | 08-16 | | Computer Hacker Rider | 6 |
| FI7358 | 08-16 | | Computer Virus Rider | 7 |
| FI7703 | 08-15 | | Revision To Section 2. Exclusion (Q) Rico | 8 |
| FI7704 | 08-15 | | Audit Expense Rider | 9 |
| FI7339 | 06-14 | | Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion | 10 |
| FI7340 | 08-15 | | Economic And Trade Sanctions Clause | |
| FI7341 | 04-17 | | In-Witness Clause | |
| * If not at inception | | | | |

**RIDER/ENDORSEMENT**

To be attached to and form part of Financial Institution Bond Standard Form No. 15,

No.  FS 4002460 03 00

In favor of  Terra Capital Partners, LLC

It is agreed that:

1.  Part **(a)** of the section entitled "Termination or Cancelation" of this Bond/Policy is deleted and cancelation of this Bond/Policy by the Underwriter/Company is subject to the following provisions:

    a.  If this Bond/Policy has been in effect for 60 days or less, the underwriter/company may cancel this Bond/Policy by mailing or delivering to the first Named Insured written notice of cancelation at least:

        **(1)** 20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph **(2)** below.

        **(2)** 15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

            **(I)**    nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

            **(II)**   conviction of a crime arising out of acts increasing the hazard insured against;

            **(III)**  discovery of fraud or material misrepresentation in the obtaining of the Bond/Policy or in the presentation of a claim;

            **(iv)**   after issuance of the Bond/Policy or after the last renewal date, discovery of an act or omission, or a violation of a Bond/Policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current Bond/Policy period;

            **(v)**    material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the Bond/Policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the Bond/Policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the Bond/Policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the Bond/Policy was issued or last renewed;

            **(vi)**   required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

            **(vii)**  a determination by the Superintendent that the continuation of the Bond/Policy would violate, or would place us in violation of, any provision of the Insurance Code; or

(viii)  where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the Insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first Named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

b.  If this Bond/Policy has been in effect for more than 60 days, or if this Bond/Policy is a renewal or continuation of a Bond/Policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph **2.** above, provided the underwriter/company mails the first Named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.  The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first Named Insured at the address shown in the Bond/Policy and to the authorized agent or broker.

d.  If this Bond/Policy is canceled, the underwriter/company will send the first Named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.  If one of the reasons for cancelation in paragraph **a.(2)** exists, the underwriter/company may cancel this entire Bond/Policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this Bond/Policy.

2.  Renewal or nonrenewal of this Bond/Policy by the Underwriter/Company is subject to the following provisions:

a.  If the underwriter/company decides not to renew this Bond/Policy, it will send notice as provided in paragraph **c.** below.

b.  If the underwriter/company conditionally renews this Bond/Policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph **c.** below.

c.  If the underwriter/company decides not to renew this Bond/Policy, or to conditionally renew this Bond/Policy as provided in paragraph **2.b.** above, the underwriter/company will mail or deliver written notice to the first Named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the Bond/Policy or, the anniversary date if this is a continuous Bond/Policy.

d.  Notice will be mailed or delivered to the first Named Insured at the address shown in the Bond/Policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.  Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.  If the underwriter/company violates the provisions of paragraph **c.** above by sending the first Named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

Revised to July, 2009

Copyright, The Surety and Fidelity Association of America, 2009

SR 6180d (Ed. 07/09)                                (Page 2 of 3 )

**(1)** prior to the expiration date of the Bond/Policy, coverage will remain in effect at the same terms and conditions of this Bond/Policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first Named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the Insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

**(2)** on or after the expiration date of this Bond/Policy, coverage will remain in effect at the same terms and conditions of this Bond/Policy for another required Bond/Policy period, at the lower of the current rates or the prior period's rates, unless the first Named Insured, during this additional required Bond/Policy period, has replaced the coverage or elects to cancel.

**g.** The underwriter/company need not send notice of nonrenewal or conditional renewal if the first Named Insured, its authorized agent or broker or another insurer of the first Named Insured mails or delivers notice that the Bond/Policy has been replaced or is no longer desired.

### New York Statutory Rider/Endorsement

For use with Financial Institution Bonds, Standard Forms
Nos. 14, 15, 24 and 25, and Excess Bank Employee Dishonesty
Bond, Standard Form No. 28, and Computer Crime Policy for
Financial Institutions to comply with statutory requirements.

## RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 15,

No. FS 4002460 03 00 in favor of  Terra Capital Partners, LLC

It is agreed that:

**1.**  The attached bond is amended by adding an Insuring Agreement as follows:

### COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

**(1)** entry of Electronic Data or Computer Program into, or

**(2)** change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by the General Agreement B of this bond;

provided that the entry or change causes

**(i)**  Property to be transferred, paid or delivered,

**(ii)** an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

**(iii)** an unauthorized account or a fictitious account to be debited or credited

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

**2.**  In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

### DEFINITIONS

**(A)** Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

**(B)** Computer System means

**(1)** computers with related peripheral components, including storage components wherever located,

**(2)** systems and applications software,

**(3)** terminal devices, and

(4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

**EXCLUSIONS**

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2) failure or breakdown or electronic data processing media, or

(3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

**SINGLE LOSS LIMIT OF LIABILITY**

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, as found in the attached bond, does not apply to the Computer System Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A)";

4. This rider shall become effective as of 12:01 a.m. on 03/26/2018.

**COMPUTER SYSTEMS FRAUD INSURING AGREEMENT**

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

Adopted December, 1993
SR 6196 (Ed. 12/93) (Page 2 of 2 )

# AMEND EXCLUSIONS

To be attached to and form part of Financial Institution Bond Standard Form No. 15,
No. FS 4002460 03 00 in favor of Terra Capital Partners, LLC

It is agreed that:

1.  The attached bond is amended by deleting subsection (y) of Section 2, Exclusions and by replacing it with the following:

    "loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the insured or held by the insured in any capacity including concurrently with another person."

2.  The following Section is added to the Conditions and Limitations of this bond:

    "As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the insured's care, custody or control."

3.  This rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**Amend Exclusions**

For use with Financial Institution Bond Standard Form No. 15

# RIDER

To be attached to and form part of Financial Institution Bond Standard Form No. 15
No. FS 4002460 03 00

in favor of Terra Capital Partners, LLC

It is agreed that:

1. Exclusion (v) is deleted in its entirety and replaced with the following:

    **(v)** loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply:

    **(1)** to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained; or

    **(2)** to loss caused by an Employee of an Insured that is located in New York who was convicted of a fraudulent or dishonest act prior to becoming employed by the Insured and the Insured made a determination to hire or retain such Employee utilizing the factors set out in Correction Law Article 23-A.

2. The third paragraph of the Termination or Cancelation Condition is deleted in its entirety and replaced with the following:

    This bond terminates as to any Employee, (a) as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person. Provided, however, this paragraph does not apply as to an Employee of an Insured that is located in New York if: (a) The dishonest act was committed by that Employee prior to becoming employed by the Insured, (b) the dishonest act resulted in a conviction; and (c) the Insured made a determination to hire or retain the Employee utilizing the factors set out in Correction Law Article 23-A.

3. This Rider does not apply to an Employee or loss caused by such Employee for whom there is a bar to employment established by law and the Insured has hired the Employee despite the bar.

**NEW YORK STATUTORY RIDER**
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORM NO. 15,
TO COMPLY WITH STATUTORY REQUIREMENTS.
ADOPTED JULY 2017

**RIDER NO.** 1

## OMNIBUS NAMED INSURED

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO.** 15,

Bond No.    FS 4002460 03 00

In favor of    Terra Capital Partners, LLC

It is agreed that:

**1.** Any entity which is subject to control by the Insured by reason of **(1)** an ownership interest in such entity in excess of 50% or **(2)** operation of such entity through voting control or by written contract, provided that, if any such entity becomes subject to such control by the Insured after the effective date of this Rider, insurance hereunder for such entity is limited to a period of 60 days from the time such control begins, unless the Underwriter agrees to name such entity as an Insured.

Such insurance as is afforded to the Named Insured also applies to any Employee Benefit Plan established solely for Personnel of entities insured under this bond.

**2.** Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

**3.** This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 2

## INVESTIGATIVE CLAIMS EXPENSE

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO.** 15,

Bond No.    FS 4002460 03 00

In favor of   Terra Capital Partners, LLC

In consideration of the premium charged, it is hereby understood and agreed that:

1.  The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

### Investigative Claims Expense

The Underwriter shall indemnify the Insured for reasonable expenses incurred by the Insured in establishing the existence and the amount of any direct loss covered by the Insuring Agreements of this bond, in excess of the applicable deductible amount, as stated in **Item 4.** of the Declarations. The reasonableness of such expenses shall be determined by the Underwriter, and shall not include internal corporate expenses of the Insured, such as employee wages.

2.  **Conditions and Limitations - Section 2. Exclusions**, is amended as follows:

Exclusion **(u)** is deleted in its entirety and replaced with the following:

**(u)** all fees, costs and expenses incurred by the Insured:

   **(1)** in establishing the existence of or amount of loss covered under this bond unless specifically covered under this Insuring Agreement, or

   **(2)** as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.  The limit of the Underwriter's liability against such coverage shall be stated herein, subject to all the terms or this Rider having reference thereto:

Limit of Liability:  $      50,000

Deductible:     $      5,000

4.  Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

5.  This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 3

## JOINT INSURED LIST

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15**,

Bond No.    FS 4002460 03 00

In favor of   Terra Capital Partners, LLC

It is agreed that:

**1.**   At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Terra Capital Partners, LLC
Terra Capital Markets, LLC
Terra Capital Advisors, LLC
Terra Capital Advisors 2, LLC
Terra Income Advisors, LLC
Terra Income Advisors 2, LLC
Terra Secured Income Fund, LLC
Terra Secured Income Fund 2, LLC
Terra Secured Income Fund 3, LLC
Terra Secured Income Fund 4, LLC
Terra Secured Income Fund 5, LLC
Terra Income Fund 6, Inc. (Maryland C-Corp)
Terra Secured Income Fund 5 International (Cayman Exempt Corp.)
Terra Property Trust, Inc. (Maryland C-Corp)
Terra Property Trust 2, Inc. (Maryland C-Corp)
Terra Secured Income Fund 7, LLC
Terra Income Fund International (Cayman Exempt Corp)
Terra REIT Advisors, LLC
Terra Fund Advisors, LLC

**2.**   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

**3.**   This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 4

## FRAUDULENT TRANSFER INSTRUCTIONS - SOCIAL ENGINEERING

To be attached to and form part of Financial Institution Bond, Standard Form No. 15,

Bond No.    FS 4002460 03 00

In favor of   Terra Capital Partners, LLC

1.  It is agreed that the following **Fraudulent Transfer Instructions - Social Engineering** Insuring Agreement is added to the above Bond:

    Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, or an Insured's account in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

    (1) the fraudulent instruction purports, and reasonably appears, to have originated from:

        (a) such Customer;

        (b) an Employee acting on instructions of such Customer;

        (c) another financial institution acting on behalf of such Customer with authority to make such instructions;

        (d) a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or an Employee or by an individual acting in collusion with such person; or

        (e) a person purporting to be an employee of a Vendor that has a pre-existing arrangement or Written agreement to provide goods or services to the Insured or by an individual acting in collusion with such person; provided, however, that such fraudulent instruction shall not include any such instruction transmitted by an actual employee of a Vendor who was acting in collusion with any third party in submitting such instruction;

        but which instructions were not actually made by a director, officer, partner, member or sole proprietor or Employee of the Insured or by an employee of a Vendor; and

    (2) the sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

    (3) the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

    (4) the instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

    (5) for any transfer exceeding the amount set forth in **Item 9** of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)  the Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.  As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.  As used in this Rider, Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine pre-existing:

(1)  Written agreement; or

(2)  other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

4.  It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

5.  The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(1)  loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code;

(2)  loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:

(a)  each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(b)  the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

(3)  loss as a result of loss of any investment in securities, ownership in any corporation, partnership, real property, or similar instrument (whether or not such investment is genuine);

(4)  loss due to the failure, malfunction, illegitimacy, inappropriateness or inadequacy of any product or service;

(5)  loss as a result of the failure of any party to perform, in whole or in part, under any contract; provided, however, that this exclusion shall not apply to any loss directly or indirectly resulting from the type of fraudulent transfer covered by this Insuring Agreement;

(6)  loss due to any person or party's use of or acceptance of any credit, debit or charge card or similar card or instrument (whether or not genuine);

(7)  loss resulting from any gambling, game of chance, lottery or similar game;

(8)  loss as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or

(9)  loss as a result of loss of, or damage to, Money or securities while in the mail or in the custody of any carrier for hire, including, but not limited to, any armored motor vehicle company.

6.  Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

7.  For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

8.  The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

9.  The amount of any single transfer for which verification via a call back will be required is: $ 25,000

10. This rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 5

## REVISION TO INSURING AGREEMENT A

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15,**

Bond No.    FS 4002460 03 00

In favor of    Terra Capital Partners, LLC

It is agreed that:

1.  **Insuring Agreement (A) Fidelity** is deleted in its entirety and replaced by the following:

**Fidelity**

**(A)** Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

**(1)** to cause the Insured to sustain such loss, or

**(2)** to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. However, where the proceeds of a dishonest or fraudulent act committed by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

Salaries commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits shall not constitute improper financial benefit.

The term Trading as used in this Insuring Agreement shall be deemed to mean buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

The term Loan as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

2.  Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.  This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 6

## COMPUTER HACKER RIDER

To be attached to and form part of **FINANCIAL INSTITUTION BOND NO.** 15,

Bond No.    FS 4002460 03 00

In favor of    Terra Capital Partners, LLC

It is agreed that:

**1.** The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

### Destruction Of Data Or Programs By Hacker

Loss resulting directly from the malicious destruction of, or damage to Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

**2. Definition:**

(a) **Electronic Data** means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

**3.** Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

**4.** This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO. 7**

## COMPUTER VIRUS RIDER

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO.** 15,

Bond No.    FS 4002460 03 00

In favor of   Terra Capital Partners, LLC

It is agreed that:

1.  The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

### Destruction Of Data Or Programs By Virus

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

2.  **Definition:**

    (a) **Electronic Data** means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

3.  Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

4.  This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 8

## REVISION TO SECTION 2. EXCLUSION (q) RICO

To be attached to, and form, part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15**,

Bond No.    FS 4002460 03 00

In favor of   Terra Capital Partners, LLC

It is agreed that:

1.  **Conditions and Limitations - Section 2. Exclusions, Exclusion (q)** is deleted in its entirety and replaced with the following:

    **(q)** damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by **Insuring Agreement (A)**. For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

2.  Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.  This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 9

## AUDIT EXPENSE RIDER

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15,**

Bond No.    FS 4002460 03 00

In favor of   Terra Capital Partners, LLC

It is agreed that:

1. **Insuring Agreement (A) Fidelity** is amended by adding an additional paragraph as follows:

   **Audit Expense Coverage** $ 50,000. (for coverage to apply, an amount must be inserted)

   Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of **Insuring Agreement (A) Fidelity** shall be part of and not in addition to the Single Loss Limit of Liability stated in **Item 4.** of the Declarations.

2. **Conditions and Limitations - Section 2. Exclusions**, is amended as follows:

   Exclusion **(e)** is deleted in its entirety and replaced with the following:

   **(e)** loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of any Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

   Exclusion **(u)** is deleted in its entirety and replaced with the following:

   **(u)** all fees, costs, and expenses incurred by the Insured:

   **(1)** in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of **Insuring Agreement (A) Fidelity** entitled Audit Expense, or

   **(2)** as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

**RIDER NO.** 10

## VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION

To be attached to and form part of Financial Institution Bond Standard Form No. 15

Bond No. FS 4002460 03 00

In favor of Terra Capital Partners, LLC

This Rider amends the section entitled **"Exclusions"**:

This bond does not cover:

1.  Loss of virtual or on-line peer to peer mediums of exchange.

2.  Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.  This Rider shall become effective as of 12:01 a.m. on 03/26/2018 standard time.

FI 73 40 (Ed. 08/15)

**THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.**

**ECONOMIC AND TRADE SANCTIONS CLAUSE**

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

## In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT

SECRETARY